UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

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82-                              .

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Investor Relations Release

Kabel Deutschland releases audited results for the fiscal year ended March 31, 2007 and RGU numbers for the quarter ended June 30, 2007

Highlights for Kabel Deutschland’s consolidated audited financials for its fiscal year 2006/2007 ended March 31, 2007 under IFRS:

•                  Total Revenue Generating Units (‘RGU’)(1) increase by 1.6% to 10,343 thousand on March 31, 2007 compared with 10,177 thousand on March 31, 2006. Total blended ARPU(2) for all KDG products increases by 4.7% to €7.64 during the reporting period from €7.30 in the previous fiscal year ended March 31, 2006.

•                  Total revenues grow by 8.0% to €1,093.2 million in the fiscal year ended March 31, 2007 compared to €1,012.1 in the prior fiscal year.

•                  Subscription based revenues grow by more than 9% and reach €949.5 million in the fiscal year ended March 31, 2007 representing 86.9% of revenues during the reporting period – a historic high for the Company (86.1% during the fiscal year 2005/2006).

•                  Subscription based revenues from digital pay TV and Internet and Phone amount to 11.7% of the Company’s overall subscription based revenues (4.2% for the fiscal year 2005/2006).

•                  EBITDA as adjusted(3) amounts to €382.5 million for the fiscal year ended March 31, 2007 compared to €401.3 million for the same period in the prior year. This development was according to plan and public guidance and is the result of the Company’s continued investments and marketing activities for its new product areas. As a consequence, EBITDA margin(4) decreases to 35.0% (39.7% in the fiscal year 2005/2006).

•                  The Company posts a net loss for the fiscal year ended March 31, 2007 of €99.2 million (€68.5 million in the previous year).

Unterfoehring, July 26, 2007 – Kabel Deutschland (KDG), Germany’s largest cable operator, announced today its audited financial results for the fiscal year ended March 31, 2007. These results underline the successful development of the Company’s Internet and Phone products. At fiscal year end on March 31, 2007, KDG passed 8.6 million homes with two way capable upgraded network (4.0 million upgraded homes on March 31, 2006). This September, the Company will add another 2 million upgraded homes passed for triple play services in the region of Lower Saxony. KDG expects to have up to 90% of its homes passed upgraded for triple play services by the end of the next fiscal year, i.e. by March 31, 2009.

The second pillar of KDG’s strategy is the push in digital penetration in the Company’s TV households. During the reported fiscal year ended March 31, 2007 KDG increased the number of its digital TV programs to over 200 including up to 100 free-to-air TV channels. The attractiveness of its digital TV offering combined with the free set top box offer for KDG’s direct retail customers has increased the number of digital free-to-air subscribers to over 600,000 on march 31, 2007. Combined with the digital pay TV RGUs and the digital Premiere subscribers in KDG’s footprint the digital penetration amounted to approximately 20% at fiscal year end 2006 / 2007.

RGUs as of March 31, 2007 and ARPU’s for the fiscal year ended March 31, 2007

The number of total RGUs increased by 1.6% to 10,343 thousand on March 31, 2007 compared with 10,177 thousand on March 31, 2006. Total blended ARPU for all KDG products increased by 4.7% to €7.64 during the reporting period from €7.30 in the previous fiscal year ended March 31, 2006.

Kabel Anschluss RGUs served were 9,320.4 thousand at March 31, 2007 (9,597.3 thousand on March 31, 2006). Included in the 9,320.4 Kabel Anschluss RGUs were approximately 513.9 thousand digital cable access RGUs (approximately 30 thousand on March 31, 2006). The digital cable access product was commercially launched on April 1, 2006 and replaced the analog access product being offered to direct single family homes.

Included in the Kabel Anschluss RGUs were also approximately 44.1 thousand TKS cable TV subscribers on March 31, 2007. One year before, on fiscal year end 2005/2006, the number of TKS cable TV subscribers included in the Kabel Anschluss RGUs amounted to 38.6 thousand.

Monthly ARPU(5) for the Kabel Anschluss product amounted to €7.31 in the fiscal year ended March 31, 2007 compared to €7.26 in the previous year’s same period.

Kabel Digital pay TV RGUs increased by 44.5% to 691.6 thousand at March 31, 2007 from 478.5 thousand RGUs on the same date in the previous year. ARPU for the fiscal year ended March 31, 2007 grew by 10.6% to €7.71 compared to €6.97 during the same period in the previous year primarily due to a rate increase which was implemented on June 1, 2006 on the Company’s most popular pay TV package Kabel Digital HOME.

Kabel Internet and Phone RGUs more than tripled to 331.0 thousand (thereof 151.9 thousand Phone RGUs) at March 31, 2007 from 101.2 thousand on March 31, 2006 (thereof 40.5 thousand Phone RGUs). Total Internet and Phone subscribers reached approximately 190.3 thousand. From the existing Internet and Phone subscribers almost 75% take the bundle product. Monthly ARPU per RGU during the fiscal year 2006/2007 for Kabel Internet amounted to €16.30 and €28.02 for Kabel Phone.

KDG’s financial results for the fiscal year 2006/2007 ended March 31, 2007

Cash flow and liquidity

Cash flow from operations for the fiscal year ended March 31, 2007 amounted to €360.0 million compared to €399.3 million in the previous fiscal year.

Capital expenditures of €268.8 million recorded in the fiscal year 2006/2007 (€144.4 million in the previous year) included €205.2 million for the expansion and upgrade of the cable television network and €63.6 million in IT systems and other intangible assets. KDG’s Internet and Phone related capital expenditures amounted to €125.7 million in the reporting period ended March 31, 2007 compared to €50.8 million in the previous year. The Company also used €6.4 million (€0.7 million included in fixed assets and €5.7 million in intangible assets) to acquire a number of small level 4 operators.

During the fiscal year ended March 31, 2007 the Company refinanced its existing bank facilities and repaid approximately €75.8 million of its existing debt. The overall negative cash flow from financing activities including interest paid amounted to €254.9 million.

Balance sheet

Total interest bearing indebtedness as of March 31, 2007 amounted to €1,905.6 million nominal value. At March 31, 2007 the Company had no outstandings under its existing €200.0 million Revolver facility. Cash on March 31, 2007 amounted to €54.1 million.

Net debt on March 31, 2007 was €1,851.5 million resulting in a total net debt to adjusted EBITDA (€382.5 million) ratio of approximately 4.8 times.

Significant events between January 1, 2007 and reporting date

•                  Starting February 1, 2007 KDG upgraded all Internet products from 2.2 Mbit/s to 4.2 Mbit/s free of charge.

•                  Effective March 1, 2007 the Company increased the price for its cable access product for approximately one quarter of its subscriber base from €14.13 / month to €16.90. This pricing measure was combined with the offer to convert to KDG’s digital access product and includes a free set top box, Kabel Digital HOME free for one month promotional period and a one time credit of €9.0 to be used for pay per view movies.

•                  As of March 31, 2007 “THE BIOGRAPHY CHANNEL” was added to KDG’s best selling pay TV product Kabel Digital HOME at no additional cost to its subscribers.

•                  Starting April 1, 2007 the Company’s digital free to air TV offering was increased from 76 channels to over 100 digital TV channels. The newly added 26 channels include foreign TV programs in 20 different languages.

•                  On May 9, 2007 the Advisory Board of KDG appointed Dr. Adrian v. Hammerstein as Chief Executive Officer effective May 21, 2007.

•                  On May 18, 2007 KDG announced the acquisition of 3.8 million shares equaling approximately 18.6% of the capital of the stock listed German cable operator PrimaCom AG.

•                  Starting June 4, 2007 the Company implemented its new highly competitive prices for its Internet and Phone products with free telephony into the German fixed line network for one year and considerable increases in download speeds.

•                  On July 9, 2007 announced a “lifelong” free telephony product for subscribers in many cities in the Northern part of Germany, including the city of Hamburg and its suburbs.

•                  On July 19, 2007 the Company closed an agreement with its credit banks to increase the existing revolving credit facility from previously €200.0 million to €325.0 million effective immediately.

RGUs as of June 30, 2007

The number of total RGUs increased by 0.5% to 10,362.0 thousand on June 30, 2007 compared with 10,310.8 thousand on June 30, 2006.

Kabel Anschluss RGUs served were 9,257.8 thousand at June 30, 2007 (9,600.1 thousand on June 30, 2006). Included in the 9,257.8 thousand Kabel Anschluss RGUs were approximately 589.8 thousand digital access RGUs (approximately 74.6 thousand at June 30, 2006). Also included were approximately 44.1 thousand TKS cable TV subscribers on June 30, 2007. One year before, on June 30, 2006, the number of TKS cable TV subscribers included in the 9.600.1 cable access RGUs amounted to 39.2 thousand.

Kabel Digital pay TV RGUs increased by 30.8% to 717.7 thousand at June 30, 2007 from 548.7 thousand RGUs on the same date in the previous year.

Kabel Internet and Phone RGUs more than doubled from 162.1 thousand (thereof 70.4 thousand Phone RGUs) at June 30, 2006 to 386.4 thousand (thereof 178.0 thousand Phone RGUs) at June 30, 2007.

Financial calendar

The financials for the first quarter (as of June 30, 2007) of KDG’s fiscal year 2007/2008 ending March 31, 2008 under IFRS will be released at the end of August 2007. At this time, the Company does not intend to hold a conference call with the financial community.

Please refer to our website www.kabeldeutschland.com for further information. The complete audited financial statements as of March 31, 2007 will be available on our website as of tomorrow.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to more than 9 million connected TV households in Germany. Kabel Deutschland is Germany’s largest cable network operator. The company develops and markets new triple play offers for digital TV, high-speed internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2006/2007 (12 months ended March 31, 2007), Kabel Deutschland reported a total revenue of approx. EUR 1.1 billion. The company has around 2,700 employees.

Contact:
Kabel Deutschland GmbH
Investor Relations and Finance
Betastr. 6-8
85774 Unterfoehring
Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws.  These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements).  Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterfoehring

Consolidated income statement according to IFRS for the period from

April 1, 2006 to March 31, 2007 and April 1, 2005 to March 31, 2006

			as adjusted
		April 1, 2006 to	April 1, 2005 to
		March 31, 2007	March 31, 2006	change
		€(‘000)	€(‘000)	€(‘000)

1.	Revenues	1,093,179	1,012,133	81,046

2.	Cost of services rendered	-567,090	-490,055	77,035
	thereof depreciation/amortization	-133,123	-117,428	15,695

3.	Other operating income	13,215	12,522	693

4.	Selling expenses	-318,652	-277,047	41,605
	thereof depreciation/amortization	-95,983	-88,155	7,828

5.	General and administrative expenses	-140,954	-102,422	38,532
	thereof depreciation/amortization	-17,512	-15,161	2,351

6.	Profit from ordinary activities	79,698	155,131	-75,433

7.	Interest income	3,563	2,774	789

8.	Interest expense	-155,670	-215,100	-59,430

9.	Appreciation on investments and other securities	265	-127	392

10.	Income from associates	440	491	-51

11.	Loss before taxes	-71,704	-56,831	-14,873

12.	Taxes on income	-27,565	-11,667	15,898

13.	Net loss	-99,269	-68,498	-30,771

	EBITDA as adjusted(3)	382,488	401,312	-18,824
	EBITDA margin (4)	35.0%	39.7%

Kabel Deutschland GmbH, Unterfoehring

Consolidated balance sheet according to IFRS as of March 31, 2007

ASSETS

			as adjusted
		March 31, 2007	March 31, 2006	change
		€(‘000)	€(‘000)	€(‘000)

Current assets

1.	Cash and cash equivalents	54,108	225,092	-170,984
2.	Trade receivables	101,370	120,799	-19,429
3.	Receivables from shareholders	0	351	-351
4.	Receivables from affiliates	1,019	1,566	-547
5.	Receivables from associates	108	590	-482
6.	Inventories	24,265	13,453	10,812
7.	Receivables from tax authorities	6,266	1,473	4,793
8.	Other current assets	8,771	14,111	-5,340
9.	Prepaid expenses	20,698	19,081	1,617
	Total current assets	216,605	396,516	-179,910

Non-current assets

1.	Intangible assets	477,343	519,685	-42,342
2.	Property and equipment	986,608	902,711	83,897
3.	Equity investments in associates	5,681	5,562	119
4.	Other financial assets	7,510	492	7,018
5.	Deferred tax assets	366	396	-30
6.	Other non-current assets	5,414	603	4,811
7.	Prepaid expenses	5,959	0	5,959
	Total non-current assets	1,488,881	1,429,449	59,432

Total assets		1,705,487	1,825,965	-120,478

EQUITY AND LIABILITIES

			as adjusted
		March 31, 2007	March 31, 2006	change
		€(‘000)	€(‘000)	€(‘000)

Current liabilities

1.	Current financial liabilities	36,997	97,473	-60,476
2.	Trade payables	175,518	160,690	14,828
3.	Liabilities to affiliates	0	3,795	-3,795
4.	Liabilities to associates	324	323	1
5.	Other current provisions	18,107	9,288	8,819
6.	Liabilities due to income taxes	14,157	19,419	-5,262
7.	Deferred income	216,818	246,744	-29,926
8.	Other current liabilities	60,399	69,499	-9,100
	Total current liabilities	522,320	607,231	-84,910

Non-current liabilities

1.	Senior notes	672,782	715,771	-42,989
2.	Non-current financial liabilities	1,186,042	1,174,886	11,156
3.	Deferred tax liabilities	82,660	49,951	32,709
4.	Provisions for pension	24,171	19,798	4,373
5.	Other non-current provisions	21,246	20,212	1,034
6.	Other non-current liabilities	92,352	47,515	44,837
7.	Deferred Income	270	0	270
	Total non-current liabilities	2,079,524	2,028,133	51,391

Equity

1.	Subscribed capital	1,025	1,025	0
2.	Capital reserve	45,415	40,840	4,575
3.	Cash flow hedge reserve	-6,293	-13,403	7,110
4.	Available-for-sale reserve	625	0	625
5.	Accumulated deficit	-937,129	-837,861	-99,268
	Total equity (deficit)	-896,357	-809,399	-86,958

Total equity and liabilities		1,705,487	1,825,965	-120,478

Kabel Deutschland GmbH, Unterfoehring

Consolidated cash flow statements according to IFRS for the period from

April 1, 2006 to March 31, 2007 and April 1, 2005 to March 31, 2006

			as adjusted
		April 1, 2006 to	April 1, 2005 to
		March 31, 2007	March 31, 2006	change
		€(‘000)	€(‘000)	€(‘000)
1.	Cash flows from operating activities

	Net loss	-99,269	-68,498	-30,771
	Adjustments to reconcile net loss to cash provided by operations:
	Taxes on income	27,564	11,667	15,897
	Interest expense	155,670	215,100	-59,430
	Interest income	-3,563	-2,774	-789
	Depreciation and amortization on fixed assets	246,618	220,744	25,874
	Depreciation on investments and other securities	-265	127	-392
	Gain on disposal / sale of fixed assets (intangible assets;	0	0	0
	property and equipment; financial assets)	1,878	271	1,607
	Income from associates	-440	-491	51
	Compensation expense relating to share-based payments	41,791	19,232	22,559
		369,984	395,378	-25,394
	Changes in assets and liabilities:
	Increase (-) / decrease (+) of inventories	-10,812	-5,902	-4,910
	Increase (-) / decrease (+) of trade receivables	19,429	-39,341	58,770
	Increase (-) / decrease (+) of other assets	1,513	-802	2,315
	Increase (+) / decrease (-) of trade payables	22,363	33,231	-10,868
	Increase (+) / decrease (-) of other provisions	8,965	1,032	7,933
	Increase (+) / decrease (-) of deferred income	-29,656	3,225	-32,881
	Increase (+) / decrease (-) of provisions for pensions	3,187	1,199	1,988
	Increase (+) / decrease (-) of other liabilities	-14,531	15,355	-29,886
	Cash provided by operations	370,442	403,375	-32,933

	Income taxes paid (-) / received (+)	-10,461	-4,031	-6,430
	Net cash from operating activities	359,981	399,344	-39,363

2.	Cash flows from investing activities

	Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)	876	223	653
	Cash paid for investments in intangible assets	-63,571	-27,569	-36,002
	Cash paid for investments in property and equipment	-205,194	-116,829	-88,365
	Cash paid for acquisitions	-5,092	-7,310	2,218
	Cash paid for investments in financial assets	-6,790	-9	-6,781
	Interest received	3,085	2,666	419
	Dividends received from associates	321	766	-445
	Net cash used in investing activities	-276,365	-148,062	-128,303

3.	Cash flows from financing activities

	Cash received from non-current financial liabilities	1,205,000	-652	1,205,652
	Cash repayments of non-current financial liabilities	-1,205,000	0	-1,205,000
	Cash repayments of current financial liabilities	-75,848	0	-75,848
	Cash payments for reduction of finance lease liabilities	-5,610	-4,473	-1,137
	Interest and transaction costs paid	-173,407	-153,695	-19,712
	Net cash used in financing activities	-254,865	-158,820	-96,045

4.	Cash and cash equivalents at the end of the period

	Changes in cash and cash equivalents (subtotal of 1 to 3)	-171,249	92,462	-263,711
	Appreciation on investments and other securities	265	-127	392
	Cash and cash equivalents at the beginning of the period	225,092	132,757	92,335
	Cash and cash equivalents at the end of the period	54,108	225,092	-170,984

	Additional Information
	Investments relating to capital lease	15,311	0	15,311
	Other non cash investments	0	0	0

Kabel Deutschland GmbH, Unterfoehring

Revenue Generating Units and ARPUs

		Fiscal year	Fiscal year
		ended in	ended in
		Mar 2006	Mar 2007	change
Revenue Generating Units (‘000)

Cable Access	#	9,558.7	9,276.3	-282.4
Kabel Digital (pay TV)	#	478.5	691.6	213.1
Kabel Internet	#	60.7	179.1	118.4
Kabel Phone	#	40.5	151.9	111.36
TKS CATV subscribers	#	38.6	44.1	5.43
Total RGUs(1)	#	10,177.0	10,342.9	165.9

Monthly ARPU(5)

Cable Access		€7.26	7.31	0.05
Kabel Digital (pay TV)		€6.97	7.71	0.74
Kabel Internet		€21.08	16.30	-4.78
Kabel Phone		€27.40	28.02	0.62
Total blended monthly ARPU(2)		€7.30	7.64	0.34

Kabel Deutschland GmbH, Unterfoehring

Revenue Generating Units and ARPUs

		Quarter	Quarter		Quarter
		ended in	ended in		ended in
		Mar 2006	Mar 2007	change	Jun 2007	change
Revenue Generating Units (‘000)

Cable Access	#	9,558.7	9,276.3	-282.4	9,213.7	-62.6
Kabel Digital (pay TV)	#	478.5	691.6	213.1	717.7	26.1
Kabel Internet	#	60.7	179.1	118.4	208.4	29.3
Kabel Phone	#	40.5	151.9	111.4	178.0	26.16
TKS CATV subscribers	#	38.6	44.1	5.4	44.1	0.06
Total RGUs(1)	#	10,177.0	10,342.9	165.9	10,362.0	19.0

Monthly ARPU(5)

Cable Access		€7.34	7.30	0.0
Kabel Digital (pay TV)		€6.90	8.22	1.3
Kabel Internet		€19.56	15.51	-4.1
Kabel Phone		€30.28	27.08	-3.2
Total blended monthly ARPU(2)		€7.43	7.76	0.3

Footnotes

(1)         RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)         Total blended ARPU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet and Kabel Phone and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(3)         EBITDA as adjusted is defined as earnings before interest, taxes, depreciation, amortization and before non-cash compensation which consists primarily of expenses related to the Company’s MEP (Management Equity Participation Program) and non-cash restructuring expenses. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

(4)         EBITDA margin is defined as EBITDA as defined above for the period divided by total revenues for the period.

(5)         ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU’s for that period and the number of months in that period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	July 26, 2007	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	July 26, 2007	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director